

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 27, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011

> **Re: Motif Bio plc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 21, 2016**
> **File No. 333-212491**

Dear Mr. Lumsden:

We have reviewed your letter dated July 21, 2016 and the above-referenced filing, and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Exhibit Index

1.   We note that you removed Exhibit 8.1, the tax opinion, from the Exhibit Index. Please tell us why you do not believe a tax opinion is required. Refer to Section III of Staff Legal Bulletin No. 19 (October 14, 2011).

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Aron Izower
        Reed Smith LLP